February 17, 2006

Via EDGAR & Federal Express

Michael Moran

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20840

Re:	The Gap, Inc. File No. 1-7562

Dear Mr. Moran:

Thank you for your letter dated December 22, 2005. As Chief Financial Officer of The Gap, Inc. (the company), I am responsible for our financial reporting and financial filings. Therefore, I am responding to your letter in place of the addressee, Paul Pressler, our President and Chief Executive Officer. We have repeated your comments 1 through 2 below and have responded to each comment with the additional information requested and, where necessary, with the actions we propose to take in our future filings. The approach outlined in this response letter is consistent with the discussions we have had with Donna DiSilvio and Brian McAllister.

FORM 10-K FOR THE YEAR ENDED JANUARY 29, 2005

Notes to Consolidated Financial Statements, page 46

Note A: Summary of Significant Accounting Policies, page 46

1.	We note your response to comment 5 in our letter dated November 8, 2005. These payments appear to represent initial direct costs that should be included in minimum lease payments to determine whether these leases are classified as either operating or capital. If a lease is classified as an operating lease, these costs should be deferred and amortized over the lease term as additional rent expense payments. If a lease is determined to be capital, these costs would be subject to the usual accounting requirements for a capital lease.

Please tell us the nature and gross amounts that make up the net carrying amount of $54 million and $52 million at January 29, 2005 and January 31, 2004. Then, quantify and tell us the impact, if any, the inclusion of these costs will have on your classification of these leases as either operating or capital. If the impact is immaterial to your balance sheets, statements of income and cash flows please reclassify key money payments and revise your disclosures to reflect your revised accounting policy in your upcoming annual report. Please show us what your revised disclosures will look like in your response. If the change in accounting is material to your consolidated financial statements, please revise your financial statements and related disclosures as required by paragraphs 36 and 37 of APB No. 20 or SFAS No. 154, if early adopted.

Mr. Michael Moran

United States Securities and Exchange Commission

Our Response

Accounting for Key Money

The company’s key money balance relates to leaseholds acquired in France primarily in the late 1990’s. Our key money balance can be broken down into three categories as of January 29, 2005 and January 31, 2004:

a)	Supplemental rent - this amount is paid directly to the landlord and is considered supplemental rent or a rental premium consistent with the lease agreement.

b)	Purchased shares of a company - this amount was paid to the former tenant to purchase shares of a company solely to obtain the rights to the lease. There were no other significant assets on the purchased company’s balance sheet and we were able to continue with the lease terms in existence at the time of purchase. The existing lease terms were considered valuable as they typically represented a long remaining lease term and the ability to take advantage of potentially capped market rate increases upon future renewal.

c)	Price paid to existing tenant - this amount was paid to prior tenants in order to occupy their desirable location. Under French real estate law, tenants have the right to assign their lease to a new tenant. It has been the company’s practice to enter into a new lease agreement with the landlord in order to utilize the company’s standard terms, to establish a good relationship with the landlord and to enter into a lease with a longer term. The price paid to the existing tenant may be dependent on the ultimate rent paid to the landlord; however, the final price is part of a separate legal agreement with the existing tenant. Futhermore, the landlord is not required to approve the price, but the landlord’s consent is required for the assignment of the lease itself.

The following table shows the amount assigned to each category as of January 29, 2005 and January 31, 2004. In our fiscal year 2004 Form 10-K, the total key money balance was disclosed in Note A of our Notes to Consolidated Financial Statements and is included in Other assets on the Consolidated Balance Sheets.

	As of
($ in millions)	Jan 29, 2005	Jan 31, 2004
Supplemental rent	$7.8	$7.4
Purchased shares of company	31.4	30.2
Price paid to existing tenant	14.6	14.0

Total key money balance	$53.8	$51.6

Mr. Michael Moran

United States Securities and Exchange Commission

We have accounted for key money payments as an intangible asset under SFAS No. 142, as these amounts represent the right to occupy the underlying properties and the ongoing benefits associated with this right. We will recover this asset in that we will likely receive key money in the future from a successor tenant if we decide to vacate the premises or from the landlord in the form of an eviction indemnity payment if the landlord decides to evict us. Our key money balance has historically increased in market value during occupancy and this is consistent with the French real estate market, specifically for retail space. We perform regular impairment tests on the carrying value of our key money pursuant to SFAS No. 142 and have recorded insignificant impairment losses to date.

The company, together with its external auditors, believes that accounting for key money under SFAS No. 142 is appropriate; however, we understand that U.S. GAAP does not specifically address key money and the applicable accounting literature is not clear. We understand the SEC’s position that these payments are related to the underlying lease and therefore may be considered analogous to initial direct costs under SFAS No. 13 which should be amortized over the lease term. In addition, we considered the new guidance specific to key money issued under International Financial Reporting Standards which states that key money should be amortized over the applicable lease term. In light of the above, we analyzed whether the inclusion of key money in our minimum lease payments would have an impact on the classification of our leases and have concluded that all of our leases would still be classified as operating. We also performed an evaluation of materiality to determine whether the amortization of key money would be material to our historical and current financial statements.

Evaluation of Materiality

The tables below show the impact to our Consolidated Balance Sheets as of January 29, 2005 and January 31, 2004 and our Statements of Operations, Cash Flows and Shareholders’ Equity for the years ended January 29, 2005, January 31, 2004 and February 1, 2003 as if we had amortized our key money balances since inception over the applicable initial lease terms, which ranged from nine to twelve years. In this evaluation, the cumulative effect of the impact for fiscal years 1995 through 2001 of $17 million is presented as an adjustment to opening retained earnings in fiscal year 2002 as if we had treated this as a “correction of an error in previously issued financial statements” in accordance with APB No. 20. Specifically, consistent with paragraph 36 of APB No. 20, “correction of an error in the financial statements of a prior period discovered subsequent to their issuance should be reported as a prior period adjustment.” Paragraph 18 of APB No. 9 states that “when comparative statements are presented, corresponding adjustments should be made of the amounts of net income (and the components thereof) and retained earnings balances (as well as of other affected balances) for all of the periods reported therein, to reflect the retroactive application of the prior period adjustment.”

Mr. Michael Moran

United States Securities and Exchange Commission

Impact to Consolidated Statements of Operations

	For the years ended
($ in millions except per share amounts)	Jan 29, 2005	Jan 31, 2004	Feb 1, 2003
Cost of goods sold and occupancy expenses, as reported	$9,886	$9,885	$9,541
Impact of amortizing key money	6	6	6

Cost of goods sold and occupancy expenses, as adjusted	$9,892	$9,891	$9,547

Impact as a percent	0.1%	0.1%	0.1%

Net earnings, as reported	$1,150	$1,031	$478
Impact of amortizing key money, net of tax	(4)	(4)	(4)

Net earnings, as adjusted	$1,146	$1,027	$474

Impact as a percent	(0.3)%	(0.4)%	(0.8)%

Earnings per share - basic, as reported	$1.29	$1.15	$0.55
Impact of amortizing key money	(0.01)	—	(0.01)

Earnings per share - basic, as adjusted	$1.28	$1.15	$0.54

Earnings per share - diluted, as reported	$1.21	$1.09	$0.54
Impact of amortizing key money	—	—	—

Earnings per share - diluted, as adjusted	$1.21	$1.09	$0.54

Impact to Consolidated Balance Sheets

	As of
($ in millions)	Jan 29, 2005	Jan 31, 2004
Other assets, as reported	$368	$384
Impact of amortizing key money, net of increase in tax basis[1]	(35)	(29)

Other assets, as adjusted	$333	$355

Impact as a percent	(9.5)%	(7.6)%

Total assets, as reported	$10,048	$10,713
Impact of amortizing key money, net of increase in tax basis	(35)	(29)

Total assets, as adjusted	$10,013	$10,684

Impact as a percent	(0.3)%	(0.3)%

[1]	In accordance with EITF No. 98-11, “Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations,” an increase in the asset of approximately $12 million should be recorded under the simultaneous equations method.

Mr. Michael Moran

United States Securities and Exchange Commission

Impact to Consolidated Statements of Cash Flows

There is no impact to cash flows from operating, investing or financing activities in our consolidated statements of cash flows for the years ended January 29, 2005, January 31, 2004 or February 1, 2003 as a result of amortizing our key money balance.

Impact to Consolidated Statements of Shareholders’ Equity

The net impact of amortizing key money through fiscal year 2001 is $17 million, therefore, opening retained earnings of $4,758 million for fiscal year 2002 would be adjusted to $4,741. This difference represents 0.4% of the fiscal year 2002 opening retained earnings balance as reported.

	For the years ended
($ in millions)	Jan 29, 2005	Jan 31, 2004	Feb 1, 2003
Retained earnings, as reported	$7,181	$6,110	$5,158
Prior period adjustment	(25)	(21)	(17)
Current year impact of amortizing key money	(4)	(4)	(4)

Retained earnings, as restated	$7,152	$6,085	$5,137

Impact as a percent	(0.4)%	(0.4)%	(0.4)%

We also considered qualitative factors, including those found in SAB No. 99, and together with the quantitative analysis above, have concluded that the impact of amortizing key money is not material for the years ended January 29, 2005, January 31, 2004 and February 1, 2003. Accordingly, as communicated to Donna DiSilvio and Brian McAllister on February 13, 2006, we will not adjust our financial statements for these periods but will revise our disclosures to reflect this revised accounting policy in our fiscal year 2005 annual report.

Disclosures in Fiscal Year 2005 Annual Report

In connection with this revision, we will record the cumulative impact of amortizing our key money balance through fiscal year 2004 in fiscal year 2005 in addition to the current year amortization. Based on our preliminary results for fiscal year 2005, the impact is not material to our results of operations.

Mr. Michael Moran

United States Securities and Exchange Commission

Impact to Consolidated Statements of Operations

($ in millions except per share amounts)	For the year ended Jan 29, 2006
Cost of goods sold and occupancy expenses, preliminary	$10,107
Impact of amortizing key money	47

Cost of goods sold and occupancy expenses, as adjusted	$10,154

Impact as a percent	0.5%

Net earnings, preliminary	$1,144
Impact of amortizing key money, net of tax	(31)

Net earnings, as adjusted	$1,113

Impact as a percent	(2.7)%

Earnings per share - basic, preliminary	$1.30
Impact of amortizing key money	(0.04)

Earnings per share - basic, as adjusted	$1.26

Earnings per share - diluted, preliminary	$1.27
Impact of amortizing key money	(0.03)

Earnings per share - diluted, as adjusted	$1.24

In addition, we will include disclosure in Note A of our Notes to Consolidated Financial Statements similar to the following:

“Key money is the amount of funds paid to a landlord or tenant to acquire the rights of tenancy under a commercial property lease for a property located in France. These rights can be subsequently sold by us to a new tenant or the amount of key money paid can be recovered from the landlord should the landlord refuse to allow the automatic right of renewal to be exercised. Prior to fiscal year 2005, we considered key money an indefinite life intangible asset that was not amortized. In fiscal year 2005, we determined that key money should more appropriately be amortized over the corresponding lease term and have recorded $52 million2 in cost of goods sold and occupancy expenses representing the cumulative impact of amortizing our key money balance from fiscal year 1995 through the end of fiscal year 2005. The gross carrying value and accumulated amortization of key money was $65 million and $52 million, respectively, as of January 28, 2006. This accounting change did not have a material impact on our results of operations or financial position for any of the comparable periods presented or prior periods.”

[2]	$52 million includes $47 million for the cumulative impact through fiscal year 2004 and $5 million of amortization expense for fiscal year 2005

Mr. Michael Moran

United States Securities and Exchange Commission

Note M: Segment Information, page 63

2.	We note your response to comment 9 in our letter dated November 8, 2005. We believe that aggregating all of your products as a total outfit for a single lifestyle image to be an overly broad view of what constitutes similar products. We agree that the comparability of store sales is an important key measure within the retail industry. However, it does not satisfy the disclosure requirements that an enterprise report revenues from external customers for each group of similar products for an enterprise as a whole so that an analysis of trends in revenues from products is available to assess past performance and assess future growth. We note that your website distinguishes between products for men, women, maternity, kids and babies. See paragraph 103 of SFAS No. 131 and the Current Accounting and Disclosure Issues Outline at http://www.sec./gov/divisions/corpfin/acctdis120105.pdf. Please advise or provide us with an example of your revised disclosure for similar groups of products that contributed at least 10% of consolidated revenues for the last three fiscal years. See Item 101(c)(i) of Regulation S-K. In your response, include an explanation that supports management’s belief this presentation reasonably represents the similar groups of products offered.

Our Response

As a specialty retailer, we believe all of our products are similar. We have reviewed the applicable accounting literature, including paragraph 103 of SFAS No. 131 and the Current Accounting and Disclosure Issues Outline referred to above. This accounting literature does not provide specific guidance on what constitutes similar products. In addition, we reviewed a sample of disclosures from other registrants and noted that there is no consistency in what is being disclosed with respect to similar products. We currently disclose geographical revenue information by division in our footnotes to the financial statements as well as channel information and comparable stores data in Management’s Discussion and Analysis of our periodic reports. The revenue amounts included in our disclosure are supported by our sales reporting system and these amounts are reconciled to the general ledger.

We do not prepare reports for management on an enterprise-wide basis by product. In our analyst speeches, investor presentations and other similar reports, we provide only directional commentary on certain styles or customer groups. This directional commentary is not consistent from period to period and is based on current fashion trends, seasonality and current marketing campaigns. In addition, in your comment above, you refer to the categories found on our web sites. Our web sites are organized by these categories for shopping ease and are essentially based on customer and sizing groups as opposed to product segments. As an example, for some articles of clothing, the article can be purchased in a regular woman’s size and a maternity size.

For these reasons, we believe all of our products are similar and have aggregated our products in one product segment in accordance with the requirements of SFAS No. 131.

Mr. Michael Moran

United States Securities and Exchange Commission

In accordance with your request, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any precedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Byron H. Pollitt, Jr.

Byron H. Pollitt, Jr.

Chief Financial Officer

cc:	Paul S. Pressler, President and CEO

Kathy Wilk, SVP, Finance

Tom Lima, VP, Associate General Counsel

Nolene Fabre, VP, Corporate Controller